SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

We hereby inform our shareholders and the market in general that Eletrobras signed, on November 26, 2012, a letter of intent to participate in the financial restructuring of Companhia de Eletricidade de Roraima – CERR.  This process may require Eletrobras to take control of CERR by acquiring control shares of the company's capital.

Eletrobras and the Government of the State of Roraima will sign initially a Shareholders Agreement and a Management Agreement, subject to the necessary approvals, for the economic-financial recovery of the company CERR that, after implementation of all its terms, provides a purchase transaction, by Eletrobras, of the shareholder control of that company. For this, Eletrobras will, after the conclusion of such an agreement, the executive management of the CERR, through its majority representation on the Board of Directors and appointment of the members of the Executive Board of the CERR which will later be replaced by professionals hired in the market.

In this process the Government of the State of Roraima shall obtain funding, in order to pay the debts of CERR with Eletrobras and other vendors, plus a Contingency Plan that will be submitted for approval by ANEEL.

The mentioned Letter of Intent is preliminary in nature. Eletrobras is acting in its normal course of management as set forth in its by-laws, and is not structuring, presently, any acquisition of control of any company, including CEA. Therefore, the provisions of Article 256 of Law No. 6,404/76 are not applicable.

The implementation of this transaction requires various commitments and initiatives at different levels, and therefore we cannot provide specific details at this time.

As soon as possible, we will disclose a Market Announcement with the details of the transaction.

Rio de Janeiro, November 27, 2012

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.